HRPT Properties Trust

400 Centre Street

Newton, MA 02458-2076

Via EDGAR	April 21, 2006

Mr. Steven Jacobs, Accounting Branch Chief

Mail Stop 4561

United States Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street NW

Washington, DC 20549

RE:	HRPT Properties Trust
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006 (the “2005 Form 10-K”)
File No. 001-09317

Dear Mr. Jacobs:

The purpose of this letter is to respond to your letter of April 7. For ease of reference, your original comments are followed by our responses.

Item 2. Properties, pages 24 - 35

1.

We note your disclosure of net operating income (loss) in total and on a comparable property basis for each type of property in your portfolio (e.g. office or industrial), location (i.e. central business district or suburban) and major geographical market. Net rental operating income (loss) per property, other than on a consolidated basis, is not reconcilable to a GAAP measure since net operating income (loss) per property is not reported. In future filings, please remove your disclosure of net operating income (loss) per property on any basis other than on a consolidated basis or further explain to us how you currently meet, or in future filings be able to meet, the disclosure requirements in item 10(e)(l)(i) of Regulation S-K.

Response:               To the extent we present net operating income (loss) in any future filings, we intend to limit our presentation to either net operating income (loss) on a consolidated basis or on a geographic or property type segment basis consistent with our SFAS 131 segment information.

2.

If, in response to our comment above, you are providing net operating income (loss) by major geographical market as an extension of the segment information determined in conformity with SFAS 131, please revise your disclosure in future filings to either (1) present the SFAS 131-required information here or (2) include a cross reference that clearly directs readers to the SFAS 131-required information in the footnote to the financial statements. We also note that your presentation of the consolidated segment measure net operating income (loss) is a non-GAAP financial measure since this measure has no authoritative meaning outside of the SFAS 131-required reconciliation. As such, if you plan to retain your presentation of consolidated net operating income (loss) please clarify and expand your disclosure in future filings to include the disclosures required by Item l0(e)(1)(i) of Regulation S-K and the disclosures referred to in

Mr. Steven Jacobs

April 21, 2006

Question 8 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. You may refer to Questions 16-21 of the SEC’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures as it relates to the presentation of segment information.

Response:                To the extent we provide net operating income (loss) by major geographical market as an extension of the segment information in conformity with SFAS 131 in a future filing, we undertake to either (1) present the SFAS 131-required information as a part of that presentation or (2) include a cross reference that clearly directs readers to the SFAS 131-required information in the footnote to the financial statements. Further, to the extent we present consolidated net operating income (loss) (“consolidated NOI”) in a future filing, we plan to reconcile consolidated NOI to net income available for common shareholders, the measure we currently deem to be the most directly comparable GAAP measure. We would also state why our management believes the presentation of consolidated NOI provides useful information to investors regarding our financial condition and results of operations and disclose any additional purposes for which our management uses consolidated NOI.

Management’s Discussion and Analysis of Financial Condition and

Results of Operations, page 38

3.

Management’s Discussion and Analysis should be a discussion and analysis of your business as seen through the eyes of those who manage the business rather than a recitation of your financial statements in narrative form. In future filings, please revise to include a more robust discussion of your results of operations including key comparative indicators used by management, trends and analysis of operating performance. For instance, you present comparative operating performance data in Item 2 with respect to your major geographical markets which we understand from your disclosure on page F-15 is the level where your chief operating decision maker evaluates your operating results and makes decisions regarding resource allocation but you provide no segment analysis of this data in your MD&A. Please tell us how you will revise your disclosure in future filings. Refer to item 303 of Regulation S-K and SEC Release 33-8350.

Response:                We will expand our MD&A in future filings in order to better provide a narrative explanation of our financial statements that enables investors to see the company through the eyes of management and to provide the context within which financial information should be analyzed. These discussions will include, to the extent material, cross references to our segment footnote and a discussion and analysis of the operating performance of our segments.

Report of Independent Registered Public Accounting Firm, page F-1

4.

Please have your auditor revise the second paragraph of their audit report to state that their audit was in accordance with “the standards” rather than “auditing standards” of the PCAOB. Refer to PCAOB Auditing Standard No.1.

Response:                The copy of the report of our auditors included in the 2005 Form 10-K did not conform to the manually signed audit report we received from Ernst & Young LLP due to a production error. We represent to the staff that the manually signed copy of the audit report in our possession uses the words “the standards” rather than “auditing standards” and also note that the copy of the audit report which is contained in our annual report to shareholders, which was mailed on or about March 31, 2006 (copies of which have earlier been furnished to the Commission), correctly reflects the signed audit report using “the standards” rather than “auditing standards”. Based on the foregoing, we understand from a conversation

Mr. Steven Jacobs

April 21, 2006

between our counsel and a member of the Commission’s staff that no further action is required with regard to this comment.

Note 9, Segment Information, page F-15

5.  Please clarify for us and revise your disclosure in future filings to explain how management defines its major markets in determining the major market operating segments versus the all other market operating segment. In addition, please include the disclosures required by paragraphs 25(b) and 28(b) as it relates to your segment assets and capital expenditures.

Response:                We currently define individual geographic segments as those which represent or generate 5%, or more, of our total square feet, revenues or consolidated NOI. In future filings we will disclose how we define individual geographic segments. We do not currently use asset or capital expenditure information to make decisions about allocating resources to our geographic segments and assessing their performance, and accordingly we believe that excluding asset and capital expenditures segment information is consistent with the guidelines provided in SFAS 131, par. 29.

We acknowledge the following:

•	We are responsible for the adequacy and accuracy of the disclosure in our 2005 Form 10-K;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2005 Form 10-K; and
•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and welcome the opportunity to discuss with you our responses provided above. Please call me at (617) 796-8231 if you have any questions or require additional information.

Sincerely,

HRPT PROPERTIES TRUST

By: /s/ John C. Popeo

John C. Popeo

Treasurer & Chief Financial Officer